ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 10, 2025

Columbia Credit Income Opportunities Fund

290 Congress Street

Boston, Massachusetts 02110

Ladies and Gentlemen:

You have informed us that you propose to register under the Securities Act of 1933, as amended (the “Act”), and to offer and to sell from time to time shares of beneficial interest (the “Shares”) of Columbia Credit Income Opportunities Fund (the “Fund”).

We act as counsel for the Fund and have examined the Fund’s Agreement and Declaration of Trust and amendments thereto on file at the office of the Secretary of the Commonwealth of Massachusetts (collectively, the “Agreement and Declaration of Trust”) and the Fund’s Amended and Restated By-Laws. We have also examined such other documents as we deem necessary for the purpose of this opinion.

Based on the foregoing, we are of the opinion that the issue and sale by the Fund of an unlimited number of Shares of the Fund has been duly authorized under Massachusetts law. Upon the original issue and sale of any such authorized but unissued Shares and upon receipt by the Fund of the authorized consideration therefor in an amount not less than the applicable net asset value, the Shares so issued will be validly issued, fully paid and nonassessable by the Fund.

The Fund is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Fund. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Fund and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Fund or its trustees. The Agreement and Declaration of Trust further provides for indemnification out of the property of the Fund for all loss and expense of any shareholder of the Fund held personally liable solely by reason of his or her being or having been such a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund itself would be unable to meet its obligations.

We understand that this opinion is to be used in connection with the registration of an indefinite number of Shares of the Fund for offering and sale pursuant to the Act. We consent to the filing of this opinion with and as part of your registration statement on Form N-2 relating to such offering and sale.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP